Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Elizabeth Headon
Ph:  353-1-709-4000                                       Ph: 353-1-498-0300
     800-252-3526                                         Brian McGlynn
                                                          Ph:  212-407-5740



                   ELAN RETIRES OVER $240 MILLION OF 2008 DEBT

DUBLIN, IRELAND, JUNE 1, 2005 -- Elan Corporation, plc today announced that it has retired $211.8 million of its 2008 outstanding debt and has agreed to retire a further $31.0 million which is expected to close within the next few days.

Shane Cooke, Elan's Chief Financial Officer, said, "We continue to actively manage our capital structure and have availed ourselves of opportunities in the capital markets to retire over $240 million of our 2008 debt with cash and equity. Our cash balances at the end of March 2005 will be reduced by about $80 million but remain in excess of $1.3 billion. These transactions will result in no additional dilution to our shareholders and will reduce our annual interest cost by about $16 million."

6.5% Convertible Guaranteed Notes due 2008
------------------------------------------

Elan purchased $175.0 million, and agreed to purchase a further $31.0 million in aggregate principal amount of 6.5% Convertible Guaranteed Notes due 2008 for approximately $255.0 million at an average premium of approximately 4% to the market price of the Convertible Notes at the date of purchase. The purchases, which represent approximately 45% of the issue, were made through a number of separate, privately negotiated transactions. The consideration was, or will be, satisfied with the issuance of 27,762,801 American Depositary Shares at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. The number of shares issued represents the same number of shares that were issuable upon conversion of the Convertible Notes, resulting in no further dilution to our shareholders.


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After giving effect to the repurchases, $254.0 million in aggregate principal amount of the Convertible Notes will remain outstanding.

Athena Notes
------------

Elan has also purchased $36.8 million in aggregate principal amount of the 7.25% senior notes due 2008 (Athena Notes) for $33.3 million plus accrued interest of $0.6 million. The purchases, which represent approximately 6% of the issue, were made through a number of separate, privately negotiated transactions. After giving effect to the repurchases, $613.2 million in aggregate principal amount of the Athena Notes remain outstanding.

As a result of these transactions, Elan will record a net charge of approximately $53 million in the second quarter of 2005, of which approximately $48 million will be cash and approximately $5 million will be non-cash unamortized financing costs. After deducting this charge and giving effect to these repurchases, Shareholders' Equity at March 31, 2005 would have increased by approximately $153 million, and Elan's annual interest charge will be reduced by approximately $16 million.

About Elan
----------

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This release contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. The factors that could cause actual results to differ materially from those described or projected herein include the risk that the additional purchase of $31 million in aggregate principal amount of Convertible Notes will not occur when expected, or at all. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.